UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2017

Commission File Number: 001-37643

KITOV PHARMACEUTICALS HOLDINGS LTD.

(Translation of registrant's name into English)

One Azrieli Center, Round Tower, 23rd Floor,

132 Menachem Begin Road, Tel Aviv 6701101, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Kitov Pharmaceuticals Holdings Ltd. (the “Company” or the “Registrant”) is announcing that on January 25, 2017, Ms. Leah Bruck, an independent director at the Company, resigned from the board of directors of the Company, and from all board committees of which she was a member, effective immediately.

Ms. Bruck stated that her resignation was for personal reasons, and is not due to any disagreement with the Company on any matter related to the Company’s operations, policies or practices.

This Form 6-K is incorporated by reference into each of the Registrant’s Registration Statements on Form F-3 filed with the Securities and Exchange Commission on December 12, 2016 (Registration file numbers 333-207117, 333-211477 and 333-215037) and the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 20, 2016 (Registration file number 333-211478).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KITOV PHARMACEUTICALS HOLDINGS LTD.

January 25, 2017	By:	/s/ Avraham Ben-Tzvi
Avraham Ben-Tzvi
General Counsel & Company Secretary

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